EXHIBIT 2.5

ASSET PURCHASE AGREEMENT

This Agreement is made as of February 2, 2015, by and among Iconix Brand Group, Inc., a Delaware corporation (“Iconix”), Shortcake IP Holdings LLC, a Delaware limited liability company (“US Buyer”), Iconix Luxembourg Holdings SÀRL, a Société à responsabilité limitée registered in The Grand Duchy of Luxembourg (“Global Buyer,” and together with US Buyer, collectively, “Buyers,” and each, a “Buyer”), American Greetings Corporation, an Ohio corporation (“Parent”), and Those Characters From Cleveland, Inc., an Ohio corporation and an indirect wholly-owned subsidiary of Parent (“Seller”). Terms not otherwise defined herein are set forth on Exhibit A.

RECITALS

A.	Seller owns certain assets, including Intellectual Property (as defined below), and is party to certain contracts and agreements relating to the exploitation, promotion, advertising and licensing of the characters and brand known as “Strawberry Shortcake” (the “Property”).

B.	Seller desires to sell, and Buyers desire to purchase, all of Seller’s right, title and interest in and to the Property (subject only to the Permitted Liens), including all Intellectual Property (which includes all Programming and Elements), and certain related assets for the consideration and on the terms set forth in this Agreement.

AGREEMENT

The parties, intending to be legally bound, agree as follows:

1. Transferred and Excluded Assets.

1.1 Transferred Assets. On the Closing Date, in consideration for the Purchase Price and in accordance with Section 1.3, Seller shall, and shall cause its Affiliates to, sell, transfer, convey, assign and deliver to Buyers, and Buyers shall purchase and accept from Seller and its Affiliates, free and clear of all Liens other than Permitted Liens, all of Seller’s and its Affiliates’ right, title, and interest in and to the Transferred Assets. Except as provided in Section 1.2 hereof, the “Transferred Assets” shall mean all assets, properties, rights, titles, claims or interests, of every kind or nature, whether tangible or intangible, wherever located, relating to the Property that are used or held for use by Seller or an Affiliate thereof exclusively in connection with, or required for, the ownership or Exploitation (as defined below) of the Property, including the Transferred Contracts (as defined below) and the Intellectual Property (which includes all Programming and Elements). The Transferred Assets shall include the following classes of assets to the extent exclusively relating to the Property:

(a) Intangible Assets. All intangible assets of any kind or description owned, used or held for use by Seller and its Affiliates consisting of Intellectual Property in the Property, and all goodwill and all business associated therewith, including all Intellectual Property in the Programming, in the Elements, and in all music (including composition and sound recording rights) incorporated into or otherwise used in any Programming relating to the Property;

(b) Transferred Contracts. All Contracts listed on Schedule 1.1(b) of the Disclosure Memorandum and all Contracts entered into by Seller and its Affiliates following the date hereof in accordance with the terms of this Agreement relating to the Exploitation of the Property (copies of which shall be provided to Buyers as promptly as practicable following the execution thereof and a listing of which shall be added to Schedule 1.1(b) of the Disclosure Memorandum), and all rights, claims and interests of Seller and its Affiliates provided for or granted under such Contracts (the “Transferred Contracts”).

(c) Tangible Personal Property; Documents and Records. All tangible personal property of Seller and its Affiliates related to the Transferred Assets, whether in paper, computer, electronic, magnetic, or other tangible form, including Elements, documents, records, Permits (to the extent transferable), all applicable customer lists, supplier lists, vendor lists, manuals, books, files, procedures, system data, business records, user trends, market studies, production and purchase records, archival, historical and excess product samples, artwork, advertising materials and catalogs; provided, that to the extent that the foregoing relate to both the Transferred Assets and the Excluded Assets, Seller shall be allowed to keep copies of the foregoing (subject to Section 10.2 below); provided further that neither Seller nor its Affiliates shall, following the Closing, Transfer, Exploit or otherwise use any assets constituting Transferred Assets in any respect other than in accordance with the terms of the License Agreement.

(d) Accounts Receivable. Subject to the royalty reconciliation set forth in Section 3.4, all accounts receivable or amounts due relating to license fees, royalties, profit sharing, guaranteed minimum payments, advertising payments or otherwise under the Transferred Contracts or otherwise relating to the Exploitation of the Property, which are first due and payable on or after the Closing Date or paid after the Cut-Off Date, other than accounts receivable or amounts due relating to the claims identified on Schedule 1.1(d) (the “Accounts Receivable”) and all cash in respect of advances or guaranteed minimum royalty payments and/or other payments, if any, relating to periods after the Closing Date under the Transferred Contracts. Following the Closing, any such amounts due either Buyer that are received by Seller shall be promptly remitted to such Buyer or its designee.

(e) Claims. All claims, causes of action and other legal rights and remedies (other than claims, causes of action and other legal rights and remedies (i) against Buyers with respect to the transactions contemplated herein (ii) that constitute Excluded Assets, or (iii) that relate to audits of Transferred Contracts that are pending (i.e. already announced, in process or completed, but not yet settled) as of the date of this Agreement, whether or not known as of the Closing, relating to the ownership or use of the Transferred Assets by Seller or an Affiliate thereof, including any and all historical audit claims against licensees who are a party to any Transferred Contract.

1.2 Excluded Seller Assets. Notwithstanding anything to the contrary set forth in Section 1.1 hereof, all assets of Seller that are not included in the Transferred Assets, including any assets listed on Schedule 1.2 of the Disclosure Memorandum, will be retained by Seller (collectively, the “Excluded Assets”).

1.3 Buyer Designation. The US Buyer shall purchase any and all of the U.S. Transferred Assets and the Global Buyer shall purchase any and all non-U.S. Transferred Assets hereunder. Each of US Buyer and Global Buyer shall have the right, but not the obligation, to designate one or more of its subsidiaries or Affiliates to purchase any or all of the Transferred Assets, in which case the term “Buyers” in this Agreement shall be deemed to include such designated subsidiary(ies).

2. Assumed and Excluded Liabilities.

2.1 Assumed Liabilities. Simultaneously with the transfer of the Transferred Assets and in accordance with the terms and conditions of this Agreement, subject to Section 2.2, as of the Closing, Buyers shall assume and thereafter pay, discharge or perform when due only the following Liabilities and obligations of Seller (collectively, the “Assumed Liabilities”):

(a) Liabilities and performance obligations of Seller under the Transferred Contracts with respect to which performance is first due on or after the Closing Date, but specifically excluding any Liability or obligation relating to or arising as a result of (i) any breach of such Transferred Contracts occurring on or prior to the Closing Date, (ii) any violation of Law, breach of warranty, tort or infringement occurring on or prior to the Closing Date, or (iii) any Proceeding relating to the matters identified in the immediately preceding clauses (i) and (ii); and

(b) All Liabilities whatsoever relating to the Transferred Assets arising and solely attributable to periods after the Closing Date and, for the avoidance of doubt, not including Liabilities arising or attributable to events or circumstances or actions or inactions prior to the Closing Date.

2.2 Excluded Liabilities. Except for the Assumed Liabilities expressly assumed by Buyers in Section 2.1, Buyers shall not assume or be responsible for any Liabilities or obligations of Seller or any of its Affiliates, regardless of nature, whether accrued, unaccrued, absolute, contingent, known or unknown, disclosed or undisclosed, whether due or to become due, and whether related to the Transferred Assets or otherwise (collectively, the “Excluded Liabilities”), and the Excluded Liabilities shall remain the sole obligation and responsibility of Seller and its Affiliates, including any Liabilities or obligations arising out of or related to (i) the Excluded Assets, (ii) Taxes related to any of the Transferred Assets for any taxable period or portion thereof ending on or before the Closing Date, including any such Taxes payable after the Closing Date, (iii) any and all Proceedings against Seller or any Affiliate thereof and/or with respect to the Transferred Assets, including the Proceedings described on Schedule 4.11 of the Disclosure Memorandum and any Proceedings involving (as a party to such Proceeding or otherwise) Cookie Jar, Inc., Moonscoop Group or any Affiliates thereof, not including any Proceeding arising or attributable solely to events or circumstances or actions or inactions (other than actions of Seller or its Affiliates) with respect to the Transferred Assets occurring following the Closing Date, (iv) any Contract between Seller or an Affiliate of Seller and Hasbro, Inc. or any of its Affiliates, (v) the Contract disputes described on Schedule 4.9(c) of the Disclosure Memorandum, (vi) unpaid marketing, promotional and/or advertising commitments or obligations, including any promotional stickering, under that certain Master License Agreement by and between Seller and DHJV Company, LLC dated April 28, 2010, as amended, and (vii)

contractual commitments for Programming and any other content production liabilities incorporated in the Transferred Assets, including commitments to dub Programming into a language other than English, as the same may exist as of the Closing Date and Liabilities related to dubbing Programming into Brazilian Portuguese, Argentinian Spanish, and Latin American Spanish up to a maximum aggregate amount of $125,000; provided, however, clause (vii) shall not include commitments that may be set-off by any counterparty to a Transferred Contract against royalty payments due thereunder.

3. Calculation and Payment of Purchase Price.

3.1 Purchase Price. In consideration of the sale, transfer, conveyance and delivery of the Transferred Assets, and in reliance upon the representations and warranties made herein by Parent and Seller, the aggregate purchase price for the Transferred Assets shall be (a) the assumption on the Closing Date of the Assumed Liabilities related to the U.S. Transferred Assets and the Assumed Liabilities related to the non-U.S. Transferred Assets by US Buyer and Global Buyer, respectively, and (b) the payment by US Buyer and Global Buyer, in accordance with Section 3.2, of an aggregate amount equal to One Hundred Five Million Dollars (US$105,000,000) (the “Purchase Price”).

3.2 Terms of Payment. The Purchase Price shall be payable by Buyers to Seller on the Closing Date by wire transfer of immediately available funds to a bank account or accounts designated by Seller.

3.3 Allocation. The Purchase Price shall be allocated among the Transferred Assets and the other identified intangible assets and between the US Buyer and the Global Buyer as set forth on Schedule 3.3 of the Disclosure Memorandum, which Schedule shall be finalized in good faith by Buyers and Seller prior to the Closing Date. Buyers and Seller shall prepare all Tax Returns in a manner consistent with the allocations set forth on Schedule 3.3 of the Disclosure Memorandum. The Seller shall issue to the Global Buyer an invoice compliant with the requirements of article 226 of EU Directive 2006/112/EEC in a manner consistent with the allocations set forth on Schedule 3.3 of the Disclosure Memorandum.

3.4 Reconciliation of Royalty Payments.

(a) With respect to each Transferred Contract, within sixty (60) days after the Closing Date, Seller shall complete and provide to Buyers the applicable portions of the reconciliation template (the “Reconciliation Template”) as set forth on Exhibit B-1 that are identified as to be completed by Seller (the “Seller Reconciliation”) in accordance with Exhibit B-2.

(b) Buyers will have sixty (60) days following delivery of the Seller Reconciliation by Seller to review the Seller Reconciliation and, if applicable, deliver a written notice of objections to Seller (the “Buyer Notice of Objections”) specifying all disagreements with items, calculations or methodologies utilized in preparing the Seller Reconciliation. Seller shall make all work papers and books and records relating to payments under the Transferred Contracts available to Buyer and its representatives during such review period. If Buyers do not deliver a Buyer Notice of Objections, the Seller Reconciliation shall be the final and binding Seller Reconciliation under this Section 3.4.

(c) If Buyers and Seller are unable to resolve any disagreements with respect to the Seller Reconciliation within ninety (90) days of delivery to Seller of the Buyer Notice of Objection, then either Buyers or Seller may submit such disagreements for final and binding resolution to a Neutral Accounting Firm to resolve such disagreements (the “Accounting Arbitrator”). Each of Buyers, on the one hand, and Seller, on the other hand, shall be permitted to present supporting documentation to the Accounting Arbitrator (which supporting documentation shall also be concurrently provided to the other party(ies)) within fifteen (15) days of the appointment of the Accounting Arbitrator. Within fifteen (15) days of receipt of supporting documentation, the receiving party(ies) may present responsive documentation to the Accounting Arbitrator (which responsive documentation shall also be concurrently provided to the other party(ies)). The Accounting Arbitrator shall only consider the documentation of the parties, and shall not conduct any independent review, in determining those items and amounts disputed by the parties. The Accounting Arbitrator shall select either the position of Buyers or Seller as a resolution for each item or amount disputed and may not impose an alternative resolution with respect to any item or amount disputed and must resolve the matter in accordance with the terms and provisions of this Agreement. The Accounting Arbitrator shall deliver to Buyers and Seller, as promptly as practicable and in any event within sixty (60) days after its appointment, a written report setting forth the resolution of any such disagreement determined in accordance with the terms of this Agreement. The determination of the Accounting Arbitrator shall be final and binding on the parties hereto. The fees of the Accounting Arbitrator shall be borne by Buyers, on the one hand, and Seller, on the other hand, in such amount(s) as shall be determined by the Accounting Arbitrator based on the proportion that the aggregate number of disputed items submitted to the Accounting Arbitrator that is unsuccessfully disputed by Buyers, on the one hand, or Seller, on the other hand, as determined by the Accounting Arbitrator, bears to the total number of such disputed items so referred to the Accounting Arbitrator for resolution. For the avoidance of doubt, in the event of a dispute between Buyers and Seller with respect to the Seller Reconciliation, the sixty (60) day period provided for Buyers’ delivery of the Buyer Reconciliation under Section 3.4(d) shall be tolled and shall commence on the date following the date that the dispute is resolved by Buyers and Sellers or the Accounting Arbitrator, as applicable.

(d) Within sixty (60) days after the expiration of (x) if a Buyer Notice of Objections is not delivered or is delivered and any dispute raised thereby has been resolved by Buyers and Seller or the Accounting Arbitrator, as applicable, prior to the Cut-Off Date, the end of the month following the first full calendar quarter ending after the Closing Date (the “Cut-Off Date”), or (y) if a Buyer Notice of Objections is delivered and any dispute raised thereby has not been resolved prior to the Cut-Off Date, the date such dispute is resolved by Buyers and Seller or the Accounting Arbitrator, as applicable, Buyers shall complete and provide to Seller the applicable portions of the Reconciliation Template that are identified as to be completed by Buyer (the “Buyer Reconciliation”), in accordance with the methodology set forth in the examples included on Exhibit B-2, which completed reconciliation would allocate any cash collected by Buyers, Seller or any of their respective Affiliates as of the Cut-Off Date (the “Cash Collections”) under the Transferred Contracts among the Buyers and Seller as follows:

(i) With respect to Transferred Contracts that provide for the payment of royalties and a minimum guaranteed royalty, Cash Collections with respect to advance and minimum guarantee payments under Transferred Contracts with royalty earnings as of the Closing Date that have not exceeded the minimum guaranteed royalties thereunder, will be allocated among Buyers on the one hand and Seller on the other hand, pro rata based on a straight line amortization over the relevant term of the Transferred Contract, in accordance with the methodology outlined in examples (1), (2) and (6) of Exhibit B-2);

(ii) With respect to Transferred Contracts that provide for the payment of royalties and a minimum guaranteed royalty, Cash Collections with respect to advance and minimum guarantee payments under Transferred Contracts with royalty earnings as of the Closing Date that have exceeded the aggregate amount of minimum guaranteed royalties payable thereunder, will be allocated among Buyers on the one hand and Seller on the other hand, on a pro rata basis in accordance with the methodology outlined in example (7) of Exhibit B-2;

(iii) With respect to Transferred Contracts that do not provide for the payment of royalties, Cash Collections with respect to flat fee payments to be allocated among Buyers on the one hand and Seller on the other hand, pro rata based on a straight line amortization, over the relevant term of the Transferred Contract, in accordance with the methodology outlined in example (10) of Exhibit B-2;

(iv) With respect to Transferred Contracts that provide for the payment of royalties and a minimum guaranteed royalty, where royalty earnings as of the Closing Date are in excess of royalty earnings as of the Closing Date based on a straight line amortization of the minimum guarantee, Cash Collections to be allocated among Buyers on the one hand and Seller on the other hand, pro rata based upon royalty earnings of such Transferred Contract as of the Closing Date, in accordance with the methodology outlined in examples (3), (4), (5), (8) and (9) of Exhibit B-2.

(v) In the event of any conflict between this Section 3.4(b) and Exhibit B-2, the examples set forth on Exhibit B-2 shall control. In addition, any scenario not contemplated by the examples discussed above shall be approached using the same principles as the methodology and examples provided in Exhibit B-2.

(e) Seller will have sixty (60) days following delivery of the Buyer Reconciliation by Buyers to review the Buyer Reconciliation and, if applicable, deliver a written notice of objections to Buyers (the “Seller Notice of Objections”) specifying all disagreements with items, calculations or methodologies utilized in preparing the Buyer Reconciliation. Buyers shall make all Transferred Contracts, work papers and books and records relating to payments under the Transferred Contracts available to Seller and its representatives during such review period. Buyers shall use commercially reasonable efforts to collect royalties and other amounts under the Transferred Contracts and at least the same efforts as Seller used to collect such amounts for its own account. If Seller does not deliver a Seller Notice of Objections, the Buyer Reconciliation shall be final and binding on the parties as the “Final Reconciliation”.

(f) If Buyers and Seller are unable to resolve any disagreements with respect to the Buyer Reconciliation within ninety (90) days of delivery to Buyers of the Seller Notice of Objection, then either Buyers or Seller may submit such disagreements for final and binding resolution to the Accounting Arbitrator, which shall be governed by the same guidelines and requirements for review, timing, Accounting Arbitrator fees and participation as specified in Section 3.4(c); provided, however, that the resolution of any such disagreement by the Accounting Arbitrator with respect to the Buyer Reconciliation under this Section 3.4(f) shall be final and binding on the parties as the “Final Reconciliation”.

(g) Buyers shall pay to Seller any Cash Collections due Seller under this Section 3.4 by wire transfer within 10 days after the later of the date of the Final Reconciliation or the date that the Accounting Arbitrator has delivered its written report as to the amount set forth on the Buyer Reconciliation.

(h) Seller shall pay to Buyers any Cash Collections due to Buyers under this Section 3.4 by wire transfer within 10 days after the later of the date of the Final Reconciliation or the date that the Accounting Arbitrator has delivered its written report as to the amount set forth on the Buyer Reconciliation.

3.5 Tax Withholding. Buyers shall be entitled to withhold and deduct from the consideration otherwise payable pursuant to this Agreement (other than the Purchase Price) any amounts Buyers are required to deduct and withhold with respect to the making of such payment under the Code or any provision of state, local or foreign Tax law. If the Final Reconciliation shows any Withholding Amounts or if Buyers deduct and withhold any amount from payments owed to Seller, then Buyers shall provide Seller with all appropriate tax certificates and applicable reporting forms showing the withheld Taxes.

3.6 VAT. The Purchase Price is VAT exclusive. Seller shall cooperate with Buyers in good faith to assist Buyers to obtain any applicable deduction, refund or credit of applicable VAT imposed on Buyers as a result of the sale, transfer, conveyance or delivery of the Transferred Assets.

4. Representations and Warranties of Seller. Seller represents and warrants to Buyers as of the date hereof and as of the Closing Date as follows:

4.1 Organization; Standing; Qualification. Each of Parent and Seller is a corporation duly organized, validly existing, in good standing under the laws of the State of

Ohio. Each of Parent and Seller is duly qualified to do business as a foreign entity in all jurisdictions listed on Schedule 4.1 of the Disclosure Memorandum, which jurisdictions include all jurisdictions where failure to be so qualified would result, or would reasonably be expected to result, in any Liability to Buyers after the Closing or have, individually or in the aggregate, a Material Adverse Effect upon the Transferred Assets or materially impair or restrict in any way the ability of Parent or Seller to consummate the transactions contemplated by, and to perform its obligations under, this Agreement and the Ancillary Agreements.

4.2 Authorization and Enforceability. The execution, delivery, and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of each of Parent and Seller. Each of Parent and Seller has full power, authority, and legal right to execute and deliver this Agreement and the Ancillary Agreements and to perform its respective obligations thereunder. Upon execution and delivery by each of Parent and Seller, this Agreement and the Ancillary Agreements (assuming that this Agreement has been, and each of the Ancillary Agreements to which Buyers are a party will be, duly authorized, executed and delivered by Buyers) will constitute valid and binding obligations of each of Parent and Seller, enforceable against them in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforcement is sought in an action in equity or at law).

4.3 Consents and Approvals; No Violations. Except as set forth in Schedule 4.3 of the Disclosure Memorandum, neither the execution and delivery of this Agreement and the Ancillary Agreements, nor the performance by Parent or Seller of its obligations hereunder and thereunder, nor the consummation of the transactions contemplated hereby and thereby will (a) result in a violation of any Law applicable to Parent or Seller or to which any of the Transferred Assets may be subject; (b) conflict with any of Parent’s or Seller’s charter documents; (c) require any notification, authorization, exemption, approval or consent under, result in a violation or breach of, constitute a default under, give any party the right to accelerate, modify, cancel, or terminate any obligation (with or without notice or the passage of time or both) under, any Transferred Contract under which annual payments to or from Seller or any of its Affiliates could reasonably be expected to exceed (or did exceed in Seller’s 2014 fiscal year) US$75,000; or (d) result in the creation or imposition of any Lien upon the Transferred Assets, (other than Permitted Liens), except solely with respect to (a) and (b) for any such conflicts or violations which, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect. Except as set forth in Schedule 4.3 of the Disclosure Memorandum, neither Parent nor Seller is required to give any notice to, make any filing with, or seek any authorization, exemption, approval or consent from any Governmental Authority with respect to the execution, delivery and/or performance by Parent or Seller of this Agreement or the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby.

4.4 Transferred Assets.

(a) Except as set forth on Schedule 4.4(a)(1) of the Disclosure Memorandum, Seller (and, to the extent applicable, those Affiliates set forth on Schedule 4.4 of the Disclosure Memorandum) has and, at the Closing will convey to Buyers, good and valid title to the Transferred Assets (including all right, title and interest in and to all Intellectual Property (for the avoidance of doubt, including all Programming and Elements) relating to the Property), free and clear of all Liens other than Permitted Liens. Except as set forth on Schedule 4.4(a)(2) of the Disclosure Memorandum, neither Seller nor any Affiliate thereof has licensed any Person the right to use nor does any Person otherwise have any right to use any of the Intellectual Property relating to the Property, nor is Seller or any Affiliate thereof obligated to pay to or otherwise share with any Person any of the proceeds, revenues, rights, profits or fees in connection with the Exploitation of the Property.

(b) Except as set forth on Schedule 4.4(b) of the Disclosure Memorandum, the Intellectual Property (and the right, title and interest related thereto) and the Transferred Contracts constitute all of the Intellectual Property and Contracts owned, licensed, possessed or held by Seller (or an Affiliate thereof) and used or held for use by Seller (or an Affiliate thereof) and that are necessary for Exploitation of the Property in those jurisdictions where the Property was historically and/or is currently Exploited.

4.5 Intellectual Property.

(a) Schedule 4.5(a) of the Disclosure Memorandum contains a true, correct and detailed list of Intellectual Property (including all Programming) owned by or licensed to Seller or an Affiliate thereof (and a summary description of all registrations and pending applications therefor, as well as the owner and application or registration status of each such items of Intellectual Property) in connection with the Exploitation of the Property, including registered copyrights (including pending applications), U.S. Copyright Office online service provider registrations, registered service marks (including pending applications), registered or filed trade names, registered trademarks (including pending applications), social network site handles and internet domain name URLs.

(b) Except as disclosed on Schedule 4.5(b)(1) of the Disclosure Memorandum, all items of registered Intellectual Property set forth on Schedule 4.5(a) of the Disclosure Memorandum are valid, subsisting, and enforceable and, except as disclosed on Schedule 4.5(b)(2) of the Disclosure Memorandum, no item of registered Intellectual Property is subject to any maintenance fees or actions falling due within ninety (90) days after the date hereof. To the Knowledge of Seller, there are no facts, proceedings, claims or challenges that, individually or in the aggregate, have caused, or would reasonably be expected to cause, any Intellectual Property relating to the Property to be invalid or unenforceable. Except as disclosed on Schedule 4.5(b)(3) of the Disclosure Memorandum, none of the Intellectual Property relating to the Property is registered in the name of any Person other than Seller.

(c) Seller’s or, to the extent applicable, a Seller Affiliate’s use of the Property or any other Transferred Assets does not currently and has not in the past five years interfered with, infringed upon, misappropriated, or otherwise violated or come into conflict with any other Person’s intellectual property, nor has Seller or an Affiliate thereof received any written notice alleging any such interference, infringement, misappropriation, violation, or conflict (including any claim that Seller or an Affiliate thereof must license or refrain from using any other Person’s intellectual property), with the exception of trademark oppositions, cancellations, or appeals of the foregoing, all of which that have occurred since March 1, 2010 are disclosed on Schedule 4.5(c)(1) of the Disclosure Memorandum. During the five years preceding the date of this Agreement, no claims have been asserted in writing or threatened in writing asserting that Seller or an Affiliate thereof is liable for infringement, interference, misappropriation, or other violation of any other Person’s right in or to Intellectual Property relating to the Property or the Transferred Assets, except as disclosed on Schedule 4.5(c)(2) of the Disclosure Memorandum. To Seller’s Knowledge, no other Person has any intellectual property that materially interferes or would be reasonably likely to materially interfere with (i) Seller’s or, to the extent applicable, a Seller Affiliate’s use of any of its Intellectual Property that constitutes part of the Transferred Assets or (ii) either Buyer’s continued use of such Intellectual Property following the Closing on the same basis as Seller or an Affiliate thereof currently uses such Intellectual Property. To Seller’s Knowledge, except as disclosed on Schedule 4.5(c)(3) of the Disclosure Memorandum, during the five years preceding the date of this Agreement, no other Person has materially interfered with, infringed upon, misappropriated, or otherwise come into conflict with Seller’s or, to the extent applicable, a Seller Affiliate’s Intellectual Property that constitutes part of the Transferred Assets.

(d) Seller or an Affiliate thereof, as applicable, (i) has a policy requiring (A) each employee of Seller or an Affiliate thereof, as applicable, who contributes to the production or development of any Intellectual Property for or on behalf of the Seller or an Affiliate thereof to execute a “work for hire” Agreement in substantially the form(s) made available to Buyers, and (B) Seller’s or, to the extent applicable, a Seller Affiliate’s consultants that would reasonably be expected (1) to have access to the Seller’s or, to the extent applicable, a Seller Affiliate’s confidential information to execute a written agreement reasonably protecting the confidentiality of such information, or (2) to contribute to the production or development of any Intellectual Property for or on behalf of Seller or an Affiliate thereof, to execute a written agreement in substantially the form(s) made available to Buyers, with an assignment of inventions and rights provision (such as a certificate of authorship or certificate of results and proceeds) or, if effective under applicable Laws, a work-made-for-hire provision, and (ii) is in compliance with the policy referred to in clause (i) above in all material respects. Seller or an Affiliate thereof, as applicable, (x) has a policy in which Seller or an Affiliate thereof, as applicable, shall not divulge, furnish to or make accessible any of its Trade Secrets to any Person who is not subject to a written agreement to maintain the confidentiality of such Trade Secrets, and (y) is in compliance with the policy referred to in clause (x) above in all material respects. Without limiting the foregoing, Seller and, to the extent applicable, its Affiliates take and have taken reasonable measures to maintain the confidentiality of its Trade Secrets.

(e) Except as disclosed on Schedule 4.5(e) of the Disclosure Memorandum, the consummation of the transactions contemplated by this Agreement will not (i) require any consent from, or payment to, any third party in connection with the transfer to Buyers of each item of material Intellectual Property relating to the Property, (ii) restrict, limit, invalidate, result in the loss of or otherwise adversely affect any right, title or interest of Seller or an Affiliate thereof in any of the material Intellectual Property relating to the Property nor Seller’s or, to the extent applicable, a Seller Affiliate’s rights to Exploit the Property, (iii) grant or require Seller or an Affiliate thereof to grant to any Person any rights with respect to any of the Intellectual Property relating to the Property, (iv) subject the Seller or an Affiliate thereof to any material increase in royalties or other payments under any Material Contracts, (v) materially diminish any royalties or other payments to which the Seller or an Affiliate thereof would otherwise be entitled to under any Material Contract in the absence of the consummation of the transactions contemplated by this Agreement or (vi) result in a Material Adverse Effect, or result in the breach or, by the terms of such contract, termination of any Material Contract.

(f) In connection with its advertising, offering and sale of Intellectual Property through the Internet, Seller and its Affiliates are in material compliance with all (i) applicable data protection or privacy Laws governing the collection or use of personal information, including Laws of the U.S. Federal Trade Commission, and (ii) all Laws (including the Children’s Online Privacy Protection Act) governing marketing to children.

4.6 Programming. Schedule 4.6(a) of the Disclosure Memorandum sets forth a list of Programming that constitutes part of the Transferred Assets that is owned by Seller or an Affiliate thereof and Schedule 4.6(b) of the Disclosure Memorandum sets forth a list of Programming that constitutes part of the Transferred Assets that is licensed to Seller or an Affiliate thereof, in each case including the development or production status of such Programming. All of the music rights contained in the Programming required to be listed on Schedule 4.6(a) and (b) of the Disclosure Memorandum are (i) controlled by American Society of Composers, Authors and Publishers, Broadcast Music Inc., SESAC or other applicable music performing rights organization, duly licensed to Seller with sufficient rights to permit its public performance, transmission or other distribution in connection with the exhibition of such Programming in those media and by those means in which Programming is currently Exploited; (ii) in the public domain throughout the world; or (iii) otherwise duly licensed or owned by Seller or an Affiliate thereof with sufficient rights to permit its public performance, transmission or other distribution in connection with the exhibition of such Programming in those media and by those means in which Programming is currently Exploited, and in the case of music rights under clause (iii) above, included in the Transferred Assets.

4.7 Financial Data.

(a) Attached as Schedule 4.7 of the Disclosure Memorandum is: (i) a schedule of actual royalties earned and expenses incurred in connection therewith related to the Exploitation of the Property for the fiscal year ended February 28, 2014 (the “Most Recent Fiscal Year End”), and the ten-month period ended January 2, 2015 (the “Most Recent Fiscal Month End”), and (ii) a schedule setting forth the minimum guaranteed royalties collected by Seller for the ten-month period ended January 2, 2015, if any, under each Transferred Contract (collectively, the “Financial Data”). The Financial Data has been prepared from the books and records of Seller and its Affiliates and is an accurate summary in all material respects of the licensing royalties and expenses associated with the Exploitation of the Property, for the periods ended on such dates.

(b) The Transferred Contracts under which annual payments to or from Seller or any of its Affiliates could not reasonably be expected to exceed (and did not exceed in respect of Seller’s 2014 fiscal year) US$75,000 which require consent to assignment could not reasonably be expected to result in royalties and/or other fees payable to Buyers of an amount greater than US$500,000 in the aggregate in respect of the period comprising Seller’s 2016 fiscal year.

4.8 Absence of Certain Changes. Except as set forth in Schedule 4.8(i) of the Disclosure Memorandum, since the Most Recent Fiscal Year End, there has not been any change, event or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Schedule 4.8(ii) of the Disclosure Memorandum, to the Knowledge of Seller, no such change with respect to the Transferred Assets is impending. Since the Most Recent Fiscal Year End, except as set forth in Schedule 4.8(iii) of the Disclosure Memorandum, Seller and its Affiliates have conducted business with respect to the Transferred Assets only in the ordinary course consistent with historical practice and have not taken any material action (or committed to take any material action) that would be prohibited (or required) by Section 6.1 if such action (or commitment) were taken after the date of this Agreement and prior to Closing.

4.9 Material Contracts and Commitments.

(a) Schedule 4.9(a) of the Disclosure Memorandum identifies the following Transferred Contracts (the “Material Contracts”):

(i) any Contract under which annual payments to or from Seller or any of its Affiliates could reasonably be expected to exceed (or did exceed in Seller’s 2014 fiscal year) US$75,000;

(ii) any Contract creating, incurring, assuming, or guaranteeing any Liability for borrowed money or mortgaging, pledging or otherwise placing a Lien on any Transferred Asset;

(iii) any Contract prohibiting or limiting Seller or its Affiliates from freely engaging in any business relating to owning or Exploiting the Property, Programming or Elements in any manner anywhere in the world, including any non-competition or similar agreement;

(iv) any Contract containing a “key-man” provision with respect to the services or employment of any Person, including any provision that gives rise to a breach of contract, right of termination, loss of any benefit to, or loss or diminution in the amount of payment receivable by Seller or an Affiliate thereof or any increase in Liability of Seller or an Affiliate thereof or any requirement to pay any penalty or damages by Seller or an Affiliate thereof;

(v) any Contract related to ownership of or investments in any business or enterprise, including investments in joint ventures and minority equity investments;

(vi) any Contract granting any participation, residual or other interest in any of the proceeds, revenues, rights or profits relating directly or owning or Exploiting the Property, Programming or Elements in any manner anywhere in the world;

(vii) without duplication of the any of the items above, any Contract related to the Exploitation of the Property requiring payments to or by Seller or any of its Affiliates of more than US$100,000 in any year or US$250,000 over the life of any such Contract; and

(viii) any other Contract within Seller’s possession which is material to the Exploitation of the Property, Programming or Elements in any manner anywhere in the world.

If after the date hereof, with the prior written consent of Buyers, Seller enters into any Transferred Contract which would be required to be scheduled as a Material Contract under this Section 4.9(a), Schedule 4.9 of the Disclosure Memorandum shall be updated to include such Transferred Contract, upon Buyers’ receipt of written notice thereof from Seller.

(b) True and correct copies of all written Transferred Contracts (including all amendments, supplements and modifications thereto or restatements thereof) have been delivered to Buyers and Schedule 4.9(b)(i) of the Disclosure Memorandum includes a complete and accurate description of all material oral Contracts that constitute a Transferred Contract. All Transferred Contracts are in the name of Seller or an Affiliate thereof and, except as set forth in Schedule 4.9(b)(ii) of the Disclosure Memorandum or subject to Section 10.6, all Transferred Contracts will be effectively transferred to Buyers, as applicable, at the time of the Closing and upon assignment to Buyers, as applicable, shall continue unimpaired and unchanged in Buyers, as applicable, on and after the Closing Date without the payment of any penalty, the incurrence of any additional obligation or the change of any term.

(c) Except as set forth on Schedule 4.9(c) of the Disclosure Memorandum, neither Seller nor any Affiliate of Seller is in material breach of or default under the terms of any Material Contract. To Seller’s Knowledge, no other party to any Material Contract is in material breach of or default under the terms of any Material Contract, and no event has occurred that, with the giving of notice, the lapse of time or both, would constitute a default thereunder by Seller (or an Affiliate thereof) or, to Seller’s Knowledge, any other party thereto. No party to any Material Contract has provided written notice to Seller (or an Affiliate thereof) and, to Seller’s Knowledge, there has been no indication from any party (whether written or oral) that, following the date hereof (i) it intends to terminate, renegotiate or fail to extend any Material Contract or (ii) it has, or may assert, a claim against Seller (or an Affiliate thereof) in respect of any breach or default thereunder by Seller (or an Affiliate thereof), and no event has occurred that, individually or in the aggregate, would, or would reasonably be expected to, provide any party to a Material Contract with the right to modify, terminate or cancel such Material Contract. Each Material Contract is in full force and effect and is legal, valid and enforceable obligation of Seller (or, to the extent applicable, an Affiliate thereof), and, to Seller’s Knowledge, the other parties thereto, in accordance with its terms, and will remain enforceable by Buyers and binding on the other parties thereto following the consummation of the transactions contemplated hereby, subject in each case to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforcement is sought in an action in equity or at law).

(d) Except as set forth on Schedule 4.9(d) of the Disclosure Memorandum, Seller, on its own behalf or through its appointed agents, has examined, monitored or otherwise policed, to the extent deemed prudent by Seller, the activities of all of the licensee counterparties under the Transferred Contracts (in which Seller or an Affiliate thereof grants licenses with respect to the Intellectual Property) to verify that the products manufactured, sold or offered for sale with respect to the Intellectual Property licensed to such licensees pursuant to the Transferred Contracts meet, in all material respects, the quality control standards and requirements for use of the Intellectual Property set forth in such Transferred Contracts.

4.10 Business Relationships.

(a) Except as set forth on Schedule 4.10(a) of the Disclosure Memorandum, since December 31, 2013, neither Seller nor any of its Affiliates has received written notice from a counterparty to a Transferred Contract (i) proposing to, and to Seller’s Knowledge, there has been no proposal by or from any counterparty to, modify, terminate, cancel or breach any Transferred Contract (including Contracts pursuant to which Programming is developed) or, with respect to any Transferred Contract (including Contracts pursuant to which Programming is developed), not (x) to provide or license products or services to Seller or (y) to order or license products or services from Seller, or (ii) indicating and, to Seller’s Knowledge, there has been no indication by or from any counterparty that it may or expects to fail to meet any of its payment obligations, including royalties, under a Transferred Contract (including Contracts pursuant to which Programming is developed).

(b) Except as set forth on Schedule 4.10(b) of the Disclosure Memorandum, to Seller’s Knowledge, no material licensee (i) has been consistently or is currently in material breach of or default under the terms of a Transferred Contract, or (ii) is organized or licensed to Exploit the Property in any country identified on the OFAC Sanctions Programs appearing at http://www.treasury.gov/resource-center/sanctions/Programs/Pages/Programs.aspx in violation of economic sanctions or trade embargoes imposed by the United States government (as administered through the U.S. Treasury Office of Foreign Assets Control).

4.11 No Pending or Threatened Litigation and Claims.

(a) Except as disclosed on Schedule 4.11(a) of the Disclosure Memorandum, (i) no Proceeding is, or during the three years preceding the date hereof was, pending (x) against or by Seller or any Affiliate thereof, which, individually or in the aggregate, would, or would reasonably be expected to, restrict, limit or otherwise impact the ability of Parent or Seller to consummate the transactions contemplated by this Agreement or any Ancillary Agreement, or (y) with respect to the Transferred Assets; (ii) with respect to any proposed sale of the Transferred Assets, no Proceeding is, or since December 31, 2012 was, pending against or by Seller or any Affiliate thereof; and (iii) there are no Orders of any Governmental Authority involving Seller or any Affiliate thereof relating to the Transferred Assets.

(b) As to each matter specifically identified on Schedule 4.11(b) of the Disclosure Memorandum, accurate and complete copies of all complaints, pleadings, petitions, notices, motions and other papers filed in connection with the Proceedings listed on Schedule 4.11 of the Disclosure Memorandum have been delivered to Buyers.

4.12 Compliance with Laws; Permits.

(a) During the three years preceding the date hereof, Seller and its Affiliates have complied and are in compliance in all material respects with and have maintained the Transferred Assets in compliance in all material respects with all Laws applicable to their respective ownership and Exploitation or disposition of the Transferred Assets. Neither Seller nor any of its Affiliates has, within the three years preceding the date hereof, received any written communication from any Governmental Authority alleging that it is not in compliance with any Laws applicable to the ownership or use of the Transferred Assets.

(b) Except as set forth on Schedule 4.12(b)(1) of the Disclosure Memorandum, no material Permit is required for the licensing of any of the Transferred Assets, or the performance of Seller and its Affiliates’ obligations under any Transferred Contract. A true, correct and complete list of the Seller and its Affiliates’ material Permits relating to the Transferred Assets is set forth in Schedule 4.12(b)(2) of the Disclosure Memorandum. All such material Permits are in full force and effect, and as of the date of this Agreement, no material violations are or have been recorded in respect of any of such Permits and no Proceeding is pending or, to the Knowledge of the Seller, threatened, to revoke, terminate or limit any such Permits.

4.13 Accounts Receivable. All Accounts Receivable have arisen in the ordinary course of business consistent with past practice and are valid obligations due to Seller or an Affiliate thereof arising out of bona fide contracts or other arrangements between Seller or an Affiliate thereof on the one hand, and their respective licensees or contracting parties, on the other hand.

4.14 Affiliate Transactions. Except as disclosed on Schedule 4.14 of the Disclosure Memorandum, following the Closing, no officer, director, employee or Affiliate of Seller or any individual in such officer’s, director’s or employee’s immediate family will (i) be a party to any Transferred Contract or (ii) have any interest in or, except with respect to the provision of services by employees of Seller or an Affiliate of Seller in accordance with the Transition Services Agreement, provide services in connection with the Exploitation of any Transferred Asset.

4.15 Finders. Except as disclosed on Schedule 4.15 of the Disclosure Memorandum, no finder or broker has acted or is acting on behalf of Parent or Seller in connection with the transactions contemplated by this Agreement which would result in Iconix, Buyers or any of their respective officers, directors, employees, agents or Affiliates having any obligation or Liability.

4.16 Solvency. Seller is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement or any Ancillary Agreement. As used in this Section 4.16, “insolvent” means that the sum of the debts and other probable Liabilities of Seller exceeds the present fair saleable value of Seller’s assets. Immediately after giving effect to the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, (a) Seller will be able to pay its Liabilities as they become due in the usual course of its business, (b) Seller will not have unreasonably small capital with which to conduct its present or proposed business, (c) Seller will have assets (calculated at fair market value) that exceed its Liabilities, and (d) taking into account all pending and threatened litigation, final judgments against Seller in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, Seller will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of Seller.

4.17 No Other Representations or Warranties. Except for those representations and warranties expressly set forth in this Article 4 (as modified by the Disclosure Memorandum), Seller makes no representation or warranty whatsoever and any other express or implied representation or warranty with respect to Seller, its Affiliates, the Transferred Assets, the Assumed Liabilities or the transactions contemplated by this Agreement. Seller hereby disclaims all other representations or warranties, whether made by Seller, its Affiliates or any of their respective officers, directors, employees, agents or representatives. Except for the representations and warranties contained in this Article 4 (as modified by the Schedules hereto) or elsewhere in this Agreement, the Ancillary Agreements or the certificates and documents contemplated hereby or thereby, Seller hereby expressly disclaims (a) any representation or warranty, express or implied, at common law, by statute or otherwise relating to the condition of the Transferred Assets (including any express or implied warranty of merchantability or fitness for a particular purpose, or of conformity to models or samples of materials) and (b) all liability and responsibility for any representation, warranty, statement or information made, communicated or furnished (orally or in writing) to Buyers, their Affiliates or any of their respective officers, directors, employees, agents or representatives (including any opinion, information or advice that may have been provided to Buyers by any director, officer, employee, agent, consultant or representative of Seller or any of its respective Affiliates). Seller makes no representations or warranties to Buyers regarding the probable success or profitability of any business utilizing the Transferred Assets.

5. Representations and Warranties of Buyers. Buyers represent and warrant to Seller as of the date hereof and the Closing Date as follows:

5.1 Organization and Standing. Each of Iconix and Buyers is a corporation duly organized, validly existing, in good standing under the laws of the jurisdiction of its incorporation. Each of Iconix and Buyers is duly qualified to do business as a foreign entity in all jurisdictions where failure to be so qualified would have a material adverse effect upon the ability of each of Iconix and Buyers to consummate the transactions contemplated by, and to perform its obligations under, this Agreement and the Ancillary Agreements.

5.2 Authorization and Enforceability. The execution, delivery, and performance of this Agreement and the Ancillary Agreements and the consummation of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action on the part of Iconix and Buyers, as applicable. Each of Iconix and Buyers has full power, authority, and legal right to execute and deliver this Agreement and the Ancillary Agreements and to perform its respective obligations thereunder. Upon execution and delivery by Iconix and Buyers, as applicable, this Agreement and the Ancillary Agreements (assuming that this Agreement has been, and each of the Ancillary Agreements to which Parent and Seller is a party will be, duly authorized, executed and delivered by Parent and Seller) will constitute valid and binding obligations of Iconix and Buyers, as applicable, enforceable against them in accordance with their respective terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity (regardless of whether enforcement is sought in an action in equity or at law).

5.3 Consents and Approvals; No Violations. Except as set forth in Schedule 5.3 of the Disclosure Memorandum, neither the execution and delivery of this Agreement by each of Iconix and Buyers, nor the performance by each of Iconix and Buyers of its respective obligations under this Agreement, will (a) result in a violation of Law applicable to Iconix or Buyers; (b) conflict with Iconix’s or Buyers’ articles of incorporation or regulations (or similar charter documents); or (c) result in the breach of, or constitute a default under, any agreement or instrument to which Iconix or either Buyer is a party, or by which it is bound, in each case, except as would not materially impair or restrict in any way the ability of Iconix or either Buyer to consummate the transactions contemplated by, and to perform its obligations under, this Agreement and the Ancillary Agreements. Except as set forth in Schedule 5.3 of the Disclosure Memorandum, none of Iconix or Buyers is required to give any notice to, or make any filing with, any Governmental Authority for the valid execution, delivery and performance by Iconix or Buyers, as applicable, of this Agreement or the Ancillary Agreements.

5.4 Solvency. Neither Buyer is not now insolvent and will not be rendered insolvent by any of the transactions contemplated by this Agreement or any Ancillary Agreement. As used in this Section 5.4, “insolvent” means that the sum of the debts and other probable Liabilities of a Buyer exceeds the present fair saleable value of a Buyer’s assets. Immediately after giving effect to the consummation of the transactions contemplated by this

Agreement and the Ancillary Agreements, (a) each Buyer will be able to pay its Liabilities as they become due in the usual course of its business, (b) each Buyer will not have unreasonably small capital with which to conduct its present or proposed business, (c) each Buyer will have assets (calculated at fair market value) that exceed its Liabilities, and (d) taking into account all pending and threatened litigation, final judgments against each Buyer in actions for money damages are not reasonably anticipated to be rendered at a time when, or in amounts such that, each Buyer will be unable to satisfy any such judgments promptly in accordance with their terms (taking into account the maximum probable amount of such judgments in any such actions and the earliest reasonable time at which such judgments might be rendered) as well as all other obligations of each Buyer.

5.5 Finders. No finder or broker is acting or has acted on behalf of Iconix or Buyers in connection with the transactions contemplated by this Agreement which would result in Parent or Seller having any obligation to make any payment to such finder or broker.

5.6 Financial Capability. Assuming satisfaction of all Closing conditions contained in Section 7, on the Closing Date, Buyers will have sufficient funds to purchase the Property, as applicable, for the Purchase Price and consummate the transactions contemplated by this Agreement and to pay all of their respective related fees and expenses, including their respective legal, accounting and advisory fees and expenses.

6. Pre-Closing Covenants of the Parties.

6.1 Conduct of Seller Prior to the Closing. From the date of this Agreement until the Closing, Seller shall, and shall cause its Affiliates to, manage and maintain the Property, Programming and Elements in the ordinary course in a manner consistent with past practice and will use commercially reasonable efforts to preserve intact the value of the Transferred Assets and to maintain satisfactory relationships with customers and counterparties to the Transferred Contracts and other Persons having material business relationships related to the Transferred Contracts and/or the licensing of the Transferred Assets, in each case in the ordinary course of business. For the avoidance of doubt, as used in this Agreement, “commercially reasonable efforts” do not include any obligation to make payments (other than with respect to actions to maintain, protect, or enforce Intellectual Property that is included in the Transferred Assets that are taken in the ordinary course of business consistent with past practice), provide guarantees of payment, or enter into new or ancillary agreements or amendments to existing agreements (except with respect to the obligations of Seller set forth in Sections 6.7 and 6.8); provided, however, that “commercially reasonable efforts” shall include satisfaction of contractual obligations required by the terms of any Transferred Contract. Without limiting the generality of the foregoing:

(a) without the prior written consent of Iconix, Seller shall not: (i) enter into, execute, amend, supplement or terminate any Material Contract (or any Contract that would constitute a Material Contract) or any material Permit; (ii) incur any Liability under any single Transferred Contract in excess of US$10,000 individually; (iii) transfer or otherwise dispose of any of the Transferred Assets, excluding ordinary licensing activities governed by clause (ii) above, (iv) subject the Transferred Assets to any Lien (other than a Permitted Lien); (v) sell, assign, license, sublicense, Exploit, or appoint (or extend or otherwise amend any agreement with) any agent, broker or other representative with respect to, the Property, any Intellectual Property relating to the Property, any Programming, or any Elements; (vi) disclose any Trade Secrets to any Person (other than Buyers and Buyers’ representatives, agents, attorneys and accountants) other than in the ordinary course of business with respect to the licensing and Exploitation of the Property; (vii) abandon, permit to lapse, or fail to renew any Intellectual Property with respect to the Property; (viii) enter into any other material transaction, whether or not in the ordinary course of business, or materially change any business practice with respect to the Property; (ix) settle or compromise any Proceeding related to the Transferred Assets in which Seller or one of its Affiliates is a defendant (whether or not commenced prior to the date of this Agreement) or settle, pay or compromise any claims not required to be paid, in any such case if doing so would reasonably be expected to materially and adversely impact the ability of Seller and its Affiliates to consummate the transactions contemplated hereby or the Transferred Assets; (x) take any action that, individually or in the aggregate, would reasonably be likely to have a Material Adverse Effect; or (xi) enter into any agreement (or grant any right or option) to do any of the foregoing;

(b) Seller shall use commercially reasonable efforts to maintain, protect, and enforce all Intellectual Property that is included in the Transferred Assets;

(c) Seller shall provide Buyers’ employees, agents, and authorized representatives with reasonable access to the documents, books and records and personnel of Seller and its Affiliates relating to the Transferred Assets and will cause its officers and employees to furnish Buyers such financial and operating data and other information with respect to the Transferred Assets as Buyers may from time-to-time reasonably request, subject to Buyers’ obligations under the Confidentiality Agreement dated May 15, 2014 between Iconix and Parent (“Confidentiality Agreement”);

(d) Seller shall not delay or postpone the payment of any Assumed Liability beyond their respective payment deadline or accelerate the collection of accounts receivable under any Transferred Contract (or other revenues under any Transferred Contract); and

(e) Seller shall use its commercially reasonable efforts to cause the conditions to Buyers’ obligation to close set forth in Section 7 to be satisfied on or prior to the Closing Date.

6.2 Conduct of Buyers Prior to the Closing. From the date hereof until the Closing Date, Buyers will use their commercially reasonable efforts to cause the conditions set forth in Section 8 to be satisfied on or prior to the Closing Date.

6.3 [Intentionally Left Blank].

6.4 Notification. Between the date of this Agreement and the Closing, each party shall promptly notify the other party in writing if such party becomes aware of (a) any fact or condition that causes or constitutes a material breach of any of its representations and warranties made as of the date of this Agreement, or (b) the occurrence after the date of this Agreement of any fact or condition that would, or be reasonably likely to (except as expressly contemplated by this Agreement), cause or constitute a material breach of any such representation or warranty had that representation or warranty been made as of the time of the occurrence of, or such party’s discovery of, such fact or condition. During the same period, each party shall also promptly notify the other party of the occurrence of any breach of any covenant of such party or of the occurrence of any event that may make the satisfaction of the conditions in Section 7 or 8 impossible or unlikely or to be delayed in any material respect. No notice or disclosure made pursuant to this Section 6.4 shall be deemed to cure any breach of, inaccuracy in, or failure of performance under, any provision of this Agreement for purposes of satisfying any condition to Closing set forth in Section 7 or 8 or avoiding any indemnification obligations set forth in Section 10.8.

6.5 Payment of Liabilities. Seller will satisfy its Liabilities promptly as they become due in a manner that is customary with past practice, except to the extent not related to the ownership, Exploitation or disposition of the Transferred Assets or the Assumed Liabilities, Seller’s obligations or Buyers’ rights under this Agreement and the Ancillary Agreements or the consummation of the transactions contemplated hereby or thereby in accordance with the terms hereof and thereof.

6.6 Exclusivity. From and after the date of this Agreement until the Closing or, if earlier, the termination of this Agreement in accordance with Section 11, Seller and its Affiliates will, and will cause their respective officers, directors, employees, agents or representatives, not to solicit, encourage or entertain proposals from, or enter into discussions or negotiations with, or furnish any information to, any third party relating to the Transferred Assets, and shall discontinue any existing discussions with such third parties, regarding a possible financing in the form of debt or equity of, or a sale of all or any portion of, the Transferred Assets, whether by merger, asset sale, stock sale or otherwise.

6.7 Shared Contracts.

(a) From and after the date of this Agreement, to the extent any Transferred Contract also relates to the Exploitation of other characters, brands or Intellectual Property unrelated to the Property (a “Shared Contract”), Buyers and Seller shall use commercially reasonable efforts to negotiate and enter into, or cause to be entered into, an amended or new Contract (each, a “New Contract”) so that the subject matter of such New Contract relates solely to the Exploitation of the Property. For the avoidance of doubt, each such New Contract shall be deemed a Transferred Contract hereunder.

(b) From and after the Closing Date, with respect to each Shared Contract for which a New Contract is not entered into at or prior to the Closing Date (the “Remaining Shared Contracts”), Seller shall, or shall cause its applicable Affiliates to, (i) promptly remit to the applicable Buyer or its designee all amounts that are received by Seller from a counterparty to such Remaining Shared Contract in connection with the Exploitation of the Property, (ii) operate and perform its obligations under such Remaining Shared Contract in ordinary course of business consistent with past practice, and (iii) continue to use commercially reasonable efforts to negotiate and enter into, or cause to be entered into, a New Contract. In addition to the foregoing, each Remaining Shared Contract shall be deemed an Unassigned Contract hereunder and, accordingly, Parent and Seller shall have those obligations set forth in Section 10.6 in respect thereto to the extent such Shared Contract is not the subject of an assignment and assumption agreement of the rights and obligation relating to the Property.

6.8 Payments relating to Shared Transferred Contracts. From and after the date of this Agreement, Seller shall remit to Buyers any amounts by which payments to the applicable Buyer (or to Seller or an Affiliate thereof to the extent the Transferred Contract is not transferred to the applicable Buyer at Closing) have been reduced by a counterparty to such Transferred Contract pursuant to the terms thereof which reduction is attributable to the Exploitation of characters, brands or Intellectual Property that constitute Excluded Assets or expenses, costs or indemnification rights related thereto (“Non-Property Payment Deductions”). The Parties shall also cooperate in good faith to allocate to the nearest extent possible, and pay to the appropriate Party, any revenue from any Shared Contract where amounts payable under a Shared Contract are payable on an aggregate basis based on all characters/brands covered by such Shared Contract and have not been reported on a property-by-property basis.

6.9 Third Party Registered IP. From and after the date of this Agreement, with respect to Intellectual Property relating to the Property registered, applied for or otherwise filed in the name of a Person other than Seller as of the date hereof set forth on Schedule 6.9 of the Disclosure Memorandum (“Third Party Registered IP”), Seller shall, or shall cause its applicable Affiliates to, register such Third Party Registered IP in the name of Seller or the applicable Buyer (or its designee), as applicable, and shall use commercially reasonable efforts to effect the foregoing prior to Closing.

7. Conditions to Obligations of Buyers. The obligation of Buyers to consummate the transactions contemplated by this Agreement is subject to the satisfaction as of the Closing Date of the following conditions, unless Buyers in their sole discretion waive such conditions:

7.1 Representations and Warranties; Compliance with Agreement. Each of representations and warranties of Seller set forth in this Agreement shall be true and correct in all respects, if qualified by any of the terms “material” or “Material Adverse Effect,” or must be true and correct in all material respects, if not so qualified, in each case as of the date hereof and as of the Closing Date. Each of Parent and Seller shall have performed and complied in all material respects with all of its obligations, covenants and agreements under this Agreement that are to be performed or complied with by it prior to or on the Closing Date, and Parent and Seller shall not otherwise be in default in any material respect under any of the provisions of this Agreement.

7.2 Compliance with Law and Agreements. From the date hereof through the Closing Date, Seller’s ownership and Exploitation or disposition of the Property shall have been operated in the ordinary course and in material compliance with all legal and contractual requirements.

7.3 No Litigation. No litigation, Proceeding or inquiry shall be pending or threatened wherein an unfavorable Order or ruling would enjoin or prevent the consummation of the transactions contemplated by this Agreement, declare unlawful the transactions contemplated by this Agreement, cause such transactions to be rescinded or materially and adversely affect the right of either Buyer to own, operate or control the Transferred Assets, and no Order or ruling shall have been entered which has any of the foregoing effects.

7.4 Government and Third-Party Consents. All third-party consents listed in Schedule 7.4 of the Disclosure Memorandum shall have been obtained on terms satisfactory to Buyers.

7.5 Lien Terminations. Seller shall file, and execute and deliver, all documents necessary to release the Transferred Assets from any Lien (other than Permitted Liens), including those Liens set forth on Schedule 4.4 of the Disclosure Memorandum.

7.6 Seller Closing Deliveries. Buyers shall have received each of the documents and instruments required to be delivered by Seller pursuant to Section 9.2.

8. Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the satisfaction as of the Closing Date of the following conditions, unless Seller in its sole discretion waives such conditions:

8.1 Representations and Warranties True on Closing Date. Each of representations and warranties of Iconix and Buyers set forth in this Agreement shall be true and correct in all respects, if qualified by any of the terms “material” or “material adverse effect,” or must be true and correct in all material respects, if not so qualified, in each case as of the date hereof and as of the Closing Date.

8.2 Compliance with Agreement. Each of Iconix and Buyers shall have performed and complied in all material respects with all of its obligations, covenants and agreements under this Agreement that are to be performed or complied with by it prior to or on the Closing Date, and Iconix and Buyers shall not otherwise be in default in any material respect under any of the provisions of this Agreement.

8.3 No Litigation. No litigation, Proceeding or inquiry shall be pending or threatened wherein an unfavorable Order or ruling would enjoin or prevent the consummation of the transactions contemplated by this Agreement, declare unlawful the transactions contemplated by this Agreement, and no Order or ruling shall have been entered which has any of the foregoing effects.

8.4 Government and Third-Party Consents. All third-party consents listed in Schedule 8.4 of the Disclosure Memorandum shall have been obtained on terms satisfactory to Seller.

8.5 Buyers Closing Deliveries. Seller shall have received each of the documents and instruments required to be delivered by Buyers pursuant to Section 9.3.

9. Closing; Closing Date.

9.1 Date and Time. At the Closing, legal title to the Transferred Assets shall be transferred and Assumed Liabilities shall be legally assumed (the “Closing”). The Closing will take place at the offices of Squire Patton Boggs (US) LLP, 4900 Key Tower, 127 Public Square, Cleveland, Ohio 44114 on the date that is the latest of (a) February 28, 2015 (the “Anticipated Closing Date”); provided, however, that at the option of either Parent or Iconix, the Anticipated Closing Date may be extended to March 31, 2015, (b) two Business Days following the satisfaction (and/or waiver by each party entitled to the benefit thereof) of the conditions set forth in Sections 7 and 8 of this Agreement (other than those conditions to be satisfied at the Closing), and (c) at such other time, date and place as the parties may agree in writing (the date on which the Closing occurs is referred to as the “Closing Date”). All of the actions scheduled in this Agreement for the Closing Date shall be deemed to occur simultaneously. The Closing shall be deemed effective at 12:01 AM, Eastern Time, on the Closing Date.

9.2 Closing Deliveries to Buyers. At the Closing and simultaneously with the deliveries to Seller in Section 9.3, Seller shall execute and/or deliver, or cause to be executed and/or delivered, to Buyers or to Buyers’ designee, the following items:

(a) Trademark Assignments in the form of Exhibit C (the “Trademark Assignments”) related to the trademarks included in the Transferred Assets, duly executed by Seller or the appropriate Affiliate thereof, including any documentation necessary to transfer domain names included in the Transferred Assets;

(b) Copyright Assignments in the form of Exhibit D (the “Copyright Assignments”) related to those copyrights held in the name of Seller as registered with the United States Copyright Office which are included in the Transferred Assets, duly executed by Seller or the appropriate Affiliate thereof;

(c) a Bill of Sale in the form of Exhibit E (the “Bill of Sale”) conveying those Transferred Assets that can be transferred by bill of sale to Buyers, duly executed by Seller;

(d) an Assignment and Assumption Agreement in the form of Exhibit F (the “Assignment and Assumption Agreement”) covering the Transferred Contracts, duly executed by Seller;

(e) the License Agreement in the form of Exhibit G whereby Buyers (as applicable) shall license the Property to Parent and its Affiliates for social expression product categories designated therein, duly executed by Parent;

(f) a Transition Services Agreement in the form of Exhibit H (the “Transition Services Agreement”), duly executed by Seller and Parent;

(g) an Agency Agreement in the form of Exhibit I (the “Agency Agreement”), duly executed by Parent and UK Greetings Limited;

(h) a certificate of an officer of Seller dated as of the Closing Date certifying to the effect that the conditions set forth in Section 7.1 have been satisfied (the “Seller Closing Certificate”);

(i) title to and possession of all Transferred Assets, free and clear of all Liens except Permitted Liens, and evidence reasonably satisfactory to Buyers of the release of all existing Liens, including those Liens set forth on Schedule 4.4 of the Disclosure Memorandum; and

(j) a receipt from Seller acknowledging receipt of the Purchase Price.

9.3 Closing Deliveries to Seller. At the Closing and simultaneously with the deliveries to Buyers in Section 9.2, Buyers shall deliver to Seller the following items:

(a) the Purchase Price;

(b) the Assignment and Assumption Agreement in the form of Exhibit F covering the Transferred Contracts, duly executed by Buyers;

(c) the License Agreement in the form of Exhibit G whereby Buyers (as applicable) shall license the Property to Parent and its Affiliates for social expression product categories designated therein, duly executed by Buyers; and

(d) the Transition Services Agreement in the form of Exhibit H, duly executed by Buyers;

(e) the Agency Agreement in the form of Exhibit I, duly executed by US Buyer and Global Buyer; and

(f) a certificate of an officer of each Buyer dated as of the Closing Date certifying to the effect that the conditions set forth in Sections 8.1 and 8.2 have been satisfied (the “Buyer Closing Certificate”).

10. Continuing Covenants of the Parties.

10.1 Transition. For a period of two (2) years after the Closing Date, Seller shall refer to Buyers all inquiries relating to the Property and the ownership, Exploitation or disposition of the Transferred Assets and the Assumed Liabilities and will cooperate with Buyers (at Buyers’ expense) in its efforts to continue and maintain for the benefit of Buyers those business relationships of Seller existing prior to the Closing and relating to the Transferred Assets to be held and operated by Buyers after the Closing, including relationships with licensees, customers, suppliers and others. Seller will satisfy the Excluded Liabilities as and when they become due in a manner consistent with past practice. Following the Closing, any amounts due Seller in respect of Excluded Assets that are received by Buyers shall be promptly remitted to Parent or its designee, and any amounts due Buyers in respect of Transferred Assets that are received by Seller shall be promptly remitted to Buyers, as applicable, or its designee.

10.2 Confidentiality. From and after the Closing, except to the extent required by applicable Law, judicial or administrative process, or otherwise expressly permitted by this Agreement or another agreement or arrangement between Buyers and Seller, Seller will hold as confidential and will not disclose (and will cause their respective Affiliates to hold as confidential and not disclose) Confidential Information relating to the Transferred Assets. If Seller is ever required by Law to disclose any such Confidential Information, to the extent not prohibited by Law, Seller shall notify Buyers as soon as reasonably practicable of the requirement, and shall cooperate with Buyers to preserve the confidentiality of such Confidential Information, consistent with applicable Law.

10.3 Access to Records after Closing. After the Closing Date, Buyers shall provide Seller, upon reasonable advance notice, with reasonable access to the books and records related to Transferred Assets and Assumed Liabilities that are acquired by Buyers from Seller hereunder, as required for the preparation of financial statements, Tax Returns, Tax audits, or other reasonable requirements, provided such access shall be during normal business hours and carried out in a manner so as to not be unreasonably disruptive to the operations of Buyers and/or its Affiliates.

10.4 Cooperation and Further Assurances. The parties shall cooperate reasonably with each other and with their respective representatives in connection with any steps required to be taken as part of their respective obligations under this Agreement and all Ancillary Agreements, and shall (a) furnish upon request to each other such further information; (b) execute and deliver to each other such other documents; and (c) do such other acts and things, all as the other party may reasonably request for the purpose of carrying out the intent of this Agreement and the transactions contemplated hereby. Seller and Buyers shall promptly take all action reasonably requested and provide Seller or Buyers, respectively, or their respective successors, assigns and legal representatives, reasonable cooperation and assistance, at the requesting party’s expense, relating to: (i) any Proceeding relating to the Transferred Assets; (ii) the preparation, prosecution, enforcement or defense of any Transferred Asset that constitutes Intellectual Property; and (iii) the procurement of any additional protection, extensions, or renewals for any Intellectual Property that either Buyer may deem appropriate which may be secured under any Law. Seller’s cooperation shall include the execution and delivery of any and all affidavits, declarations, oaths, exhibits, assignments, powers of attorney or other documentation as may be reasonably requested by either Buyer, all in a form reasonably acceptable to Seller, and the provision of testimony as to any facts relating to the Transferred Assets or this Agreement.

10.5 Assistance with Financial Statements. Seller shall, at Iconix’s expense, use its commercially reasonable efforts, including the making available of the Seller’s accountants and the granting of access to Iconix and its accountants, during normal business hours and upon reasonable advance notice, to books and records of the Seller used in connection with the Transferred Assets, to assist Iconix in connection with Iconix’s preparation of any financial statements which may be required by Items 2.01 and 9.01 of Form 8-K in order for Iconix to meet its Form 8-K obligations within the applicable time period required by such form. Such access and assistance shall be provided in a manner so as to not be unreasonably disruptive to the operations of Seller and its Affiliates.

10.6 Nonassignable Contracts. Notwithstanding anything to the contrary contained in this Agreement, this Agreement shall not constitute an agreement to transfer, sell or otherwise assign any contract, license, or other agreement or arrangement which is not permitted to be assigned in connection with a transaction of the type contemplated by this Agreement (collectively, the “Unassigned Contracts”). The beneficial interest in and to each Unassigned Contract shall in any event pass to Buyers, as applicable, at the Closing, and Parent and Seller covenant and agree to cooperate with Buyers in any lawful arrangement to provide Buyers, as applicable, with Seller’s and/or its Affiliates’ entire interest in the benefits under each Unassigned Contract and to otherwise work in good faith to achieve an assignment. Seller shall remain obligated to comply with its obligations under an Unassigned Contract until such time as such Unassigned Contract (together with all rights, claims and interests with respect thereto) is assigned to the applicable Buyer at which time it shall become a Transferred Contract. Seller shall retain all rights in the Transferred Assets solely to the limited extent necessary to perform, and for the sole purpose of performing, its obligations under any Unassigned Contract in a manner consistent with past practice. If and only to the extent either Buyer receives the economic benefits under an Unassigned Contract, such Buyer agrees to accept the burdens and perform the obligations under such Unassigned Contract as subcontractor of Seller. Furthermore, if the other party(ies) to an Unassigned Contract subsequently consents to the assignment of such contract to a Buyer (without modification thereto which is adverse to such Buyer), such Buyer shall thereupon agree to assume and perform all liabilities and obligations arising thereunder after the date of such consent, at which time such Unassigned Contract shall be deemed a Transferred Contract. Notwithstanding anything to the contrary set forth herein, Parent shall be responsible for any payment of any fee or penalty in connection with the assignment of an Unassigned Contract to a Buyer.

10.7 Bulk Sales Compliance. Buyers and Seller hereby waive compliance with the bulk sales Laws of any applicable jurisdiction.

10.8 Indemnification Provisions.

(a) By Parent and Seller. Subject to the limitations set forth in Section 10.8(d), Parent and Seller, jointly and severally, agree to indemnify and hold harmless Buyers, their respective Affiliates and their respective officers, directors, members, managers and employees (collectively, “Buyer Indemnified Parties”) from and against losses, liabilities, claims, demands, actions, causes of action, deficiencies, assessments, judgments, fines, damages, interest, penalties, costs, expenses and fees (including, to the extent permitted by law, reasonable attorney’s fees and costs of investigation), whether or not involving a third-party claim, or damage to Person, property, business or otherwise (collectively, “Damages”) to which Buyer Indemnified Parties become subject resulting from, arising out of, relating to, caused by, or in connection with:

(i) the breach of any representation or warranty made by Seller contained in this Agreement, the Seller Closing Certificate or the Transition Services Agreement;

(ii) any breach of any covenant or agreement made by Parent or Seller contained in this Agreement or the Transition Services Agreement;

(iii) any Excluded Liabilities; and

(iv) any Non-Property Payment Deductions.

(b) By Iconix and Buyers. Iconix and Buyers, jointly and severally, agree to indemnify and hold harmless Seller and its Affiliates and their respective officers, directors, members, managers and employees (collectively, “Seller Indemnified Parties”) from and against any Damages to which Seller Indemnified Parties become subject, resulting from, arising out of, relating to, caused by, or in connection with:

(i) the breach of any representation or warranty made by Buyers contained in this Agreement, the Buyer Closing Certificate or the Transition Services Agreement;

(ii) any breach of any covenant or agreement on the part of Buyers contained in this Agreement or the Transition Services Agreement; or

(iii) any Assumed Liabilities.

(c) Limitations. All representations and warranties set forth in this Agreement or in any writing or certificate delivered in connection with this Agreement shall survive the Closing Date and the consummation of the transactions contemplated hereby in accordance with this Article 10. Covenants and agreements shall survive the Closing in accordance with their terms until such obligations have been fully performed. Any claims in connection with any fraud or knowing and intentional misconduct or any knowing and intentional misrepresentation shall survive indefinitely.

(d) The indemnification obligations of Parent, Seller, Iconix and Buyers are subject to each of the following limitations and qualifications:

(i) No claim for indemnification may be asserted by Buyers or Seller pursuant to Section 10.8(a)(i) or Section 10.8(b)(i), respectively, unless first asserted in writing on or before the applicable Expiration Date. Any claim for indemnification asserted in writing before the applicable Expiration Date may be pursued until finally resolved, whether or not the amount of the Damages resulting from such breach has been finally determined at the time the notice is given.

(ii) Neither Parent nor Seller shall be liable for any Damages with respect to the matters set forth in Section 10.8(a)(i) (other than with respect to Seller Fundamental Representations) until the amount of such Damages incurred by a Buyer Indemnified Party, in the aggregate, asserted, exceeds One Million Dollars (US$1,000,000) (the “Basket”), at

which point Parent and Seller will indemnify the Buyer Indemnified Parties for all Damages regardless of the Basket, from the first dollar of such Damages. Notwithstanding the foregoing, no Buyer Indemnified Party shall be entitled to Damages for any individual claim of a breach of any representation or warranty made by Seller contained in this Agreement, the Closing Certificate or the Transition Services Agreement unless such Damages, together with the amount of all other Damages including the same or related conduct, facts, circumstances or events, exceeds Twenty-Five Thousand Dollars (US$25,000) (the “De Minimis Basket”).

(iii) The amount recoverable by Buyers from Parent and Seller for all Damages asserted with respect to the matters set forth in Section 10.8(a)(i) (other than with respect to Seller Fundamental Representations) shall not exceed Ten Percent (10%) of the Purchase Price; provided, however, that the amount recoverable by Buyers from Parent and Seller for all Damages asserted with respect to the representations and warranties of Seller set forth in (X) subsections (a), (b), (c), (d) and (e) of Section 4.5 (Intellectual Property) shall not exceed thirty-three percent (33%) of the Purchase Price and (Y) subsection (f) of Section 4.5 (Intellectual Property) shall not exceed twenty percent (20%) of the Purchase Price.

(iv) Subject to Section 12.1 hereof, the indemnification remedies set forth in this Section 10.8 shall be the exclusive form of remedy available to Buyers and Seller for any and all claims arising out of the subject matter of this Agreement.

(e) Matters Involving Third Parties. In the event that an Indemnified Party desires to make a claim against an Indemnifying Party under Section 10.8 in connection with any Proceeding at any time instituted against or made upon an Indemnified Party by any third party for which an Indemnified Party may seek indemnification hereunder (a “Third Party Claim”), such Indemnified Party shall promptly notify the Indemnifying Party of such Third Party Claim and of the Indemnified Party’s claim of indemnification with respect thereto. The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent such failure adversely prejudices the Indemnifying Party’s ability to defend such claim. The Indemnifying Party shall have thirty (30) days after receipt of such notice to notify the Indemnified Party in writing if it has elected to undertake, conduct and control, through counsel of their own choosing (subject to the consent of the Indemnified Party, such consent not to be unreasonably withheld, conditioned or delayed) and at its sole risk and expense, the good faith settlement or defense of such Third Party Claim, and the Indemnified Party shall reasonably cooperate with the Indemnifying Party in connection therewith; provided: (a) all settlements require the prior reasonable consultation with the Indemnified Party and the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, and (b) the Indemnified Party shall be entitled to participate in such settlement or defense through counsel chosen by the Indemnified Party, provided that the fees and expenses of such counsel shall be borne by the Indemnified Party. So long as the Indemnifying Party is contesting any such Third Party Claim in good faith, the Indemnified Party shall not pay or settle any such Third Party Claim; provided, however, that notwithstanding the foregoing, the Indemnified Party shall have the right to pay or settle any such Third Party Claim at any time, provided that in such event they shall waive any right of indemnification therefor by the Indemnifying Party. If the Indemnifying Party does not make a timely election to undertake the good faith defense or settlement of the Third Party Claim as aforesaid, or if the Indemnifying Party fails to proceed with the good faith defense or settlement of the matter after making such election, then, in either such event, the Indemnified Party shall have the right to contest, settle or compromise (provided that all settlements or compromises require the prior reasonable consultation with the Indemnifying Party and the prior written consent of the Indemnifying Party, which consent shall not be unreasonably withheld, conditioned or delayed) the Third Party Claim at their exclusive discretion, at the risk and expense of the Indemnifying Party.

(f) Other Limitations. No party hereto shall be liable for any punitive, special, consequential, incidental or exemplary damages, other than any such damages that are actual Damages in connection with a third-party claim. The amount of any and all Damages shall be determined net of any amounts actually recovered by the Indemnified Party under insurance policies with respect to such Damages, in each case, net of costs of collection and related premium increases thereunder; provided that an Indemnified Party shall not be required to continue to pursue any insurance policy claim to the extent such claim was initially denied.

(g) Adjustments to Purchase Price. Any amounts paid to or on behalf of Seller or Buyers as indemnification shall be treated as adjustments to the Purchase Price.

(h) Calculation of Damages. Notwithstanding anything to the contrary contained herein, for purposes of determining the amount of any Damages that are the subject matter of a claim for indemnification hereunder (and not for the purpose of determining the compliance with or breach of any representation, warranty or other provision), each representation, warranty and other provision contained in this Agreement or in any Exhibit, Schedule or certificate delivered hereunder shall be read without regard and without giving effect to any materiality, Material Adverse Effect or knowledge standard or qualification contained in such representation or warranty (as if such standard or qualification were deleted from such representation and warranty) (other than in Section 4.8).

10.9 No Hire. For a period of eighteen months after the Closing Date, Buyers may not employ any person who is an employee of Parent or its Affiliates, or assist any third party with respect to the foregoing; provided, however, that this Section 10.9 does not prohibit Buyers from offering employment to, or employing or continuing the employment of, any person (a) who responds to a public advertisement of general solicitation placed by Buyers and not targeted at employees of Parent or its Affiliates, or (b) who initiates employment discussions with Buyers without any direct or indirect solicitation by Buyers; provided further that notwithstanding anything to the contrary in this Section 10.9 or in the Confidentiality

Agreement, following the date hereof and until the expiration of the thirty (30) day period following the Closing, with the prior written consent of Parent in its sole and absolute discretion, which may be unreasonably withheld, Iconix and the Buyers shall have the right to employ any employee of Parent or its Affiliates, other than the Prohibited Persons; provided further that Parent hereby consents to Iconix’s and/or Buyers’ offering employment to and/or employing the Designated Persons.

11. Termination.

11.1 Termination. Anything herein or elsewhere to the contrary notwithstanding, this Agreement may be terminated at any time prior to the Closing:

(a) By mutual agreement of the parties;

(b) By Buyers, upon delivery of written notice to Seller, if:

(i) there has been a breach by Seller of any of its representations, warranties, covenants or agreements such that any of the conditions set forth in Section 7 has become incapable of fulfillment; or

(ii) the Closing has not occurred on or prior to July 15, 2015; provided, however, that the right to terminate this Agreement pursuant to Sections 11.1(b) shall not be available to Buyers if they have materially breached or failed to fulfill any of their material obligations under this Agreement;

(c) By Seller, upon delivery of written notice to Buyers, if

(i) there has been a breach by a Buyer of any of its representations, warranties, covenants or agreements such that any of the conditions set forth in Section 7 have become incapable of fulfillment,

(ii) the Closing has not occurred on or prior to July 15, 2015; provided, however, that the right to terminate this Agreement pursuant to this Section 11.1(c) shall not be available to Seller if it has materially breached or failed to fulfill any of its material obligations under this Agreement;

(d) by either Seller or Buyers if any Governmental Authority has issued, enforced or entered any final and non-appealable Order that is in effect and prohibits the consummation of the transactions contemplated by this Agreement, so long as the existence of the Order is not due to a breach of this Agreement by the terminating party.

11.2 Effect of Termination. Each party’s right of termination under Section 11.1 is in addition to any other rights it may have under this Agreement or otherwise, and the exercise of such right of termination will not be an election of remedies. In the event of termination as provided in Section 11.1, all obligations of the parties under this Agreement will terminate and this Agreement shall become null and void and of no further force and effect, except that the provisions of Section 10.2, this Section 11 and Section 12 will survive; provided, however, that, except as otherwise specifically provided herein, no termination of this Agreement shall relieve any party from liability for any breach of this Agreement prior to the date of such termination.

12. General Provisions.

12.1 Equitable Relief. Each party recognizes that the rights contained herein and the benefits arising therefrom are unique and damages may not provide an adequate remedy in the event of a breach of this Agreement. Therefore, if (i) all of the conditions to the obligations of Seller and Buyers set forth above are either satisfied or waived, and either party fails or refuses to consummate the sale and purchase of the Transferred Assets contemplated hereby, the other party shall be entitled to specific performance of the sale and purchase of the Transferred Assets or (ii) either party fails to perform any of its other material obligations hereunder, the other party shall be entitled to specific performance thereof. No party shall be required to post a bond in order to seek injunctive relief.

12.2 Expenses. Whether or not the transactions contemplated hereby are consummated and except as provided in the following sentence of this Section 12.2, each of the parties hereto will pay, except as otherwise provided herein, its respective expenses, income and other Taxes, and costs (including the fees, disbursements, and expenses of its attorneys, accountants, and consultants) incurred by it in negotiating, preparing, closing, and carrying out this Agreement and the transactions contemplated by this Agreement. Buyers shall bear all applicable governmental filing fees with respect to the transactions contemplated hereby, including fees, costs or expenses incurred in connection with the recordation and/or registration of any Intellectual Property in each Buyer’s name or the name of any other Person (as applicable), including the recordation of this Agreement or any Ancillary Agreement in any intellectual property office throughout the world. Each party shall be responsible for, and shall file all necessary returns and other documentation with respect to, any transfer, documentary, sales, use, stamp, registration and other Taxes and fees applicable to it.

12.3 Notices. Notices hereunder will be effective when they are sent by facsimile, with confirmation of receipt, one day after they are deposited with an overnight courier, and three Business Days after they are deposited in the official mail, postage prepaid, and, in each case, addressed:

(a)	In the case of Buyers, to:

Iconix Brand Group, Inc.

1450 Broadway, 4th Floor

New York, New York 10018

Attn: Neil Cole, Chief Executive Officer

Fax: (212) 391-0127

with a copy to:

Iconix Brand Group, Inc.

1450 Broadway, 4th Floor

New York, New York 10018

Attn: Jason Schaefer, Executive VP and General Counsel

Fax: (212) 391-2057

and

Blank Rome LLP

405 Lexington Avenue

New York, New York 10174

Attn: Robert J. Mittman, Esq.

Fax: (212) 885-5001

(b)	In the case of Parent and Seller, to:

American Greetings Corporation

One American Road

Cleveland, Ohio 44144

Attn: Office of General Counsel

Fax:

Any party may change the address to which notices are to be addressed by giving the other party notice in the manner herein set forth.

12.4 Public Disclosure or Agreement. Prior to the Closing, neither Buyers nor Seller (nor their respective Affiliates) shall make or cause to be made any public announcement or release concerning this Agreement or the transactions contemplated hereby without the prior written consent of the other, except that Iconix or Parent may make such filings under the rules and regulations of the Securities and Exchange Commission (the “SEC”) or the Nasdaq Stock Market as may, on advice of counsel, be required or, in the case of Parent, appropriate given its status as a voluntary filer with the SEC; provided, that the disclosing party will provide the other party with reasonable opportunity to comment on any such announcement; provided further that the foregoing right to comment shall not apply to any filings required under the rules and regulations of the Securities and Exchange Commission.

12.5 Governing Law; Venue; Waiver of Jury Trial. The validity, interpretation, and performance of this Agreement will be determined in accordance with the laws of the State of Delaware. Any action or proceeding seeking to enforce any provision of, or based on any right arising out of, this Agreement may be brought against any of the parties in the courts of the State of Delaware or in any United States District Court in Delaware, and each of the parties consents to the jurisdiction of such courts (and of the appropriate appellate courts) in any such action or proceeding and waives any objection to venue laid therein and any objection relating to the basis for personal jurisdiction. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. Each of the parties agrees that service of process may be made by mailing a copy of the summons to each party at the party’s address set forth in Section 12.3 above or to such other address which the party may subsequently specify to the other party by written notice.

12.6 Counterparts; Facsimile Signatures. This Agreement may be executed in two or more counterparts, each of which will be deemed an original, but all of which together shall constitute but one and the same instrument. Facsimile or electronic scan (via email) counterpart signatures to this Agreement shall be acceptable and binding.

12.7 Headings. The headings, subheadings, and captions in this Agreement and in any exhibit hereto are for reference purposes only and are not intended to affect the meaning or interpretation of this Agreement.

12.8 Exhibits and Schedules. The exhibits and schedules attached hereto and the other documents delivered pursuant hereto are hereby made a part of this Agreement as if set forth in full herein. Nothing in any schedule attached hereto shall be adequate to disclose an exception to a representation or warranty made in this Agreement unless such schedule identifies the exception with reasonable particularity and describes the relevant facts in reasonable detail. No disclosures made under the heading of one section of the Disclosure Memorandum may apply to and/or qualify disclosures made under one or more other sections unless such disclosure is reasonably apparent on its face to apply to such other section of the Disclosure Memorandum.

12.9 Entire Agreement; No Representations. This Agreement, the Ancillary Agreements, and the Confidentiality Agreement contain the entire agreement between the parties hereto with respect to its subject matter hereof and supersedes all negotiations, prior discussions, agreements, arrangements, and understandings, written or oral, relating to the subject matter of this Agreement. The parties have made no representations or warranties other than those expressly set forth in this Agreement, the Ancillary Agreements and the Closing Certificate and no party may bring any claim based upon any disclosures, statements, projections, budgets, estimates or other factors outside this Agreement, the Ancillary Agreements and the Closing Certificate.

12.10 Successors and Assigns. This Agreement will be binding upon Parent, Seller, Iconix and Buyers and their respective successors and assigns, and nothing in this Agreement, express or implied, is intended to confer upon any other Person any rights or remedies of any nature whatsoever under or by reason of this Agreement, provided that each Buyer Indemnified Party and Seller Indemnified Party is an express third-party beneficiary of Section 10.8. Notwithstanding the immediately preceding sentence, this Agreement shall not be assigned directly or indirectly by operation of Law, Change of Control of (x) Parent or Seller or otherwise or (y) Iconix or Buyers, without the prior written consent of Buyers or Seller, respectively; provided, that either Buyer may assign its rights under this Agreement to any wholly-owned subsidiary of such Buyer, but no such assignment shall relieve such Buyer of its obligations hereunder.

12.11 Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable Law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable Law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

12.12 Delivery by Electronic Transmission. This Agreement and any signed agreement entered into in connection herewith or contemplated hereby, and any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail, shall be treated in all manner and respects as an original contract and shall be considered to have the same binding legal effects as if it were the original signed version thereof delivered in person. At the request of any party hereto or to any such contract, each other party hereto or thereto shall re–execute original forms thereof and deliver them to all other parties. No party hereto or to any such contract shall raise the use of a facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail to deliver a signature or the fact that any signature or contract was transmitted or communicated through the use of facsimile machine or by .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail as a defense to the formation of a contract and each such party forever waives any such defense.

12.13 Terms Generally. The definitions in Exhibit A and elsewhere in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include”, “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The words “herein”, “hereof” and “hereunder” and words of similar import refer to this Agreement (including the Exhibits to this Agreement and the Disclosure Memorandum) in its entirety and not to any part hereof unless the context shall otherwise require. All references herein to Articles, Sections, Exhibits and the Disclosure Memorandum shall be deemed references to Articles and Sections of, and Exhibits and the Disclosure Memorandum to, this Agreement unless the context shall otherwise require. Unless the context shall otherwise require, any references to any agreement or other instrument or statute or regulation are to it as amended and supplemented from time to time (and, in the case of a statute or regulation, to any successor provisions). Any reference to any federal, state, local or foreign statute or Law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise. Any reference in this Agreement to a “day” or a number of “days” (without explicit reference to “Business Days”) shall be interpreted as a reference to a calendar day or number of calendar days. If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.

[Signature Page Follows]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be duly executed and delivered as of the day and year first above written.

AMERICAN GREETINGS CORPORATION

By:	/s/ Erwin Weiss
Its:	Senior Vice President

THOSE CHARACTERS FROM CLEVELAND, INC.

By:	/s/ Christopher W. Haffke
Its:	Secretary

[Signature Page to Asset Purchase Agreement]

ICONIX BRAND GROUP, INC.

By:	/s/ Neil Cole
Its:	Chief Executive Officer

SHORTCAKE IP HOLDINGS LLC

By:	ICONIX BRAND GROUP, INC., its Manager

	By:	/s/ Neil Cole
	Its:	Chief Executive Officer

ICONIX LUXEMBOURG HOLDINGS SÀRL

By:	/s/ Douwe Terpstra
Its:	Class A Manager

By:	/s/ Neil Cole
Its:	Class A Manager

[Signature Page to Asset Purchase Agreement]